NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                              Colts Neck, NJ 07722
                                  732-842-3465

                                                                  June 07, 2010

Mr. Greene
U.S Securities and Exchange Commission
Washington D.C. 20549

RE: Response to phone comments on 06/03/10

Dear Mr. Greene:

I have enclosed the following responses as per your phone comments on 06/03/10.


Item 1. On page 7 (third paragraph) of the prospectus under heading 'Pricing of Fund Shares' the paragraph was changed from:

        "Zero Coupon Bonds and U.S. Treasury Notes are priced at the current bid price at 3 PM Eastern time as quoted by our brokerage firm, Charles Schwab & Co., Inc. The Board will determine the fair value of these securities if warranted by events occurring between 3 PM and 4 PM Eastern time."

        To:

        "Zero Coupon Bonds and U.S. Treasury Notes are priced at the current bid price at 4 PM Eastern time as quoted by our brokerage firm, Charles Schwab & Co., Inc.


Item 2. The section "Customer Identification Information" on page 8 of the prospectus has been moved. It was originally located after subheading "Endorsement Requirements" of section 'Redemption of the Fund Shares'. It is now located after subheading 'Fractional Shares' under section "Purchase of Fund shares" on page 8 of prospectus.

        a. The following sentence was added to paragraph of section "Customer Indentification Information".
           " The Fund has appointed its compliance officer to monitor and report any money laundering activities."


Item 3. An exhibit has been included with the Fund's 485(A)POS (filed on 06/07/2010). Exhibit (d) presents the Fund's advisory contract with ERC dated July 24, 2009.


         I have reviewed the staff's comments, agree with these revisions and will make these corrections as soon as possible. Thanks again for your time, patience and guidance. As of June 07, 2010 the Fund acknowledges that:

           * The fund is responsible for the accuracy of the disclosure in the filings;

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(page)
           * staff comments or changes to disclosure in response to staff comm-ents in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

           * the fund may not assert staff comments as a defense in any proceed-ing initiated by the Commission or any person under the federal securities laws of the United States.


             Regards,

             By: /s/ Peter J. Lencki
                     ---------------
                     Peter J. Lencki
                     President
                     Chief Financial Officer













































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